Exhibit 99.1

Archer Limited Third Quarter 2011 Results

2011 3Q Results
22|11|2011
Hamilton, Bermuda (November 22, 2011)

 Third Quarter Highlights

•	Third quarter revenue of $ 505.4 million.

•	Third quarter EBITDA of $ 76.1 million. Non-GAAP operating EBITDA at $ 81.1 million, excluding $ 5.0 million of merger related costs.

•	Net income for the quarter of $ 45.6 million including $ 5.0 million of merger related costs

•	Third quarter operational cash flow of $ 30.2 million

•	Net interest bearing debt at the end of the third quarter 2011 at $ 1,052.4 million.

•	Archer completed the acquisition of Great White Energy Services group for $ 630 million on a cash and debt free basis.

•	During the quarter we issued 42.7 million new shares in two private placements.

Archer’s President and CEO, Jorgen P. Rasmussen, comments: “Despite the high uncertainty in the financial markets, we have seen continued demand for our products and services during the third quarter in all markets we operate in.  Immediately following the closing of the Great White acquisition, the Management structure of Great White was integrated into Archer’s organization. We have also started to integrate our operations where Archer and Great White’s Directional Drilling Divisions and Pressure Control Divisions (Coil Tubing) are now each operating as one single Division.”

In connection with the earnings release, a conference call/webcast will be held at 2PM GMT (3PM CET) on Tuesday 22, 2011 by Jorgen Peter Rasmussen, President and Chief Executive Officer, Thorleif Egeli, Chief Operating Officer and EVP, Christoph Bausch, Chief Financial Officer and EVP, and Lars Bethuelsen, Senior Vice President M&A and IR.

For information on how to attend the webcast, detailed information is found on our webpage;  http://www.archerwell.com/page/48/webcast.htm

Questions should be directed to:
Jorgen Peter Rasmussen, Chief Executive Officer
Christoph Bausch, Chief Financial Officer
Thorleif Egeli, Chief Operating Officer
Lars Bethuelsen, Senior Vice-President, M&A and Investor Relations

This information is subject of the disclosure requirements acc. To §5-12 vphl (Norwegian Securities Trading Act)